Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

(Unaudited)

	Three months ended March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income (loss) from equity investee	$(104.8)	$98.4	$325.6	$157.7	$(269.6)	$261.2
Fixed charges (see below)	39.3	164.0	160.0	166.9	167.1	122.7
Interest capitalized	—	—	—	(16.2)	(57.6)	(48.7)
Amortization of capitalized interest	2.7	21.1	11.4	10.8	7.6	6.9
Preferred dividend requirements	—	—	—	—	—	—
Total adjusted earnings available for payment of fixed charges	$(62.8)	$283.5	$497.0	$319.2	$(152.5)	$342.1

Fixed charges: (1)
Interest expensed and capitalized	$38.5	$155.7	$155.5	$161.5	$161.5	$118.5
Amortization of capitalized expenses related to indebtedness	0.2	4.5	1.0	1.0	1.0	1.1
Rental expense representative of interest factor	0.6	3.8	3.5	4.4	4.6	3.1
Preferred dividend requirements	—	—	—	—	—	—
Total fixed charges	$39.3	$164.0	$160.0	$166.9	$167.1	$122.7
Ratio of earnings to fixed charges	—	1.7	3.1	1.9	—	2.8
Deficiency	$(102.1)	—	—	—	$(319.6)	—

(1)	In each of the periods presented, there were no outstanding preferred shares.